NRX Pharmaceuticals, Inc.
1201 Orange Street, Suite 600
Wilmington, DE 19801

September 13, 2021

VIA EDGAR

Division of Corporation Finance

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attention: Deanna Virginio

NRX Pharmaceuticals, Inc.
Registration Statement on
Form S-1 (File No. 333- 259336)

Dear Ms. Virginio:

Pursuant to Rule 461 of the Securities Act of 1933, as amended, we hereby request that the effective date of the above-captioned Registration Statement on Form S-1 (the “S-1”) of NRX Pharmaceuticals, Inc. (the “Company”) be accelerated to September 15, 2021 at 4:00 p.m. E.S.T. or as soon thereafter as may be practicable.

We understand that the Staff will consider this request as confirmation by the Company of its awareness of its responsibilities under the federal securities laws as they relate to the issuance of the securities covered by the Registration Statement. If you have any questions regarding the foregoing, please contact David S. Huntington of Paul, Weiss, Rifkind, Wharton & Garrison LLP at (212) 373-3124.

*****

Very truly yours,

By:	/s/ Alessandra Daigneault
Name:	Alessandra Daigneault
Title:	Chief Corporate Officer, General Counsel, Secretary and Acting Treasurer